JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

04 December 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America


03045031

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Report for the quarter ended
30 September 2003 - **27 November 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

12/11

WESTERN AREAS LIMITED

INVESTING IN PROSPERITY

Unaudited quarterly results ended 30 September 2003

PRODUCTION AND UNIT RESULTS

IMPERIAL Year ended 31.12.02	Quarter ended 31.03.03	Quarter ended 30.06.03	**Quarter ended 30.09.03**				METRIC **Quarter ended 30.09.03**	Quarter ended 30.06.03	Quarter ended 31.03.03	Year ended 31.12.02
995	231	252	**307**	tons	Ore milled (000)	tonnes	**279**	228	210	903
0.198	0.214	0.225	**0.204**	oz/ton	Yield	g/tonne	**6.99**	7.73	7.30	6.79
197,419	49,322	56,735	**62,709**	oz	Gold produced	kg	**1,949**	1,766	1,534	6,141
195,297	43,942	62,115	**60,787**	oz	Gold sold	kg	**1,890**	1,951	1,367	6,075
196	263	274	**303**	US$/oz	Cash costs	R/kg	**68,311**	65,980	70,464	66,070
226	289	347	**369**	US$/oz	Total production costs	R/kg	**83,106**	83,549	77,381	76,262
291	299	327	**345**	US$/oz	Gold price achieved	R/kg	**77,653**	78,159	79,992	98,189
42	12	14	**17**	US$m	Capital expenditure	Rm	**121**	105	98	437
25	25	24	**13**	US$m	Capital commitment at end of period	Rm	**91**	176	208	214

ABRIDGED INCOME STATEMENT

	Notes	Quarters ended **30.09.03 Unaudited Rm**	Quarters ended 30.06.03 Unaudited Rm	Year to date 30.09.03 Unaudited Rm	Year ended 31.12.02 Audited Rm
Gold revenue		**146.8**	152.4	408.5	596.5
Total production costs		**(162.0)**	(147.5)	(428.2)	(468.4)
Production costs – cash		**(133.2)**	(116.5)	(357.8)	(405.8)
Production costs – non-cash	6	**(28.8)**	(31.0)	(70.4)	(62.6)
Operating (loss)/profit from gold		**(15.2)**	4.9	(19.7)	128.1
Other income	1	**77.7**	71.3	217.5	111.6
Administration and other costs		**(8.5)**	(7.1)	(20.7)	(48.8)
Derivative transaction income/(costs)		**68.2**	13.4	141.4	(51.2)
Hedge position closure costs		**–**	–	–	(592.5)
Non-recurring costs	7	**(40.1)**	–	(40.1)	(9.0)
Profit/(Loss) before taxation		**82.1**	82.5	278.4	(461.8)
Taxation		**29.2**	(38.8)	(47.7)	185.2
Minority interest in profit		**(1.0)**	(0.9)	(4.1)	(3.9)
Attributable profit/(loss) after taxation		**110.3**	42.8	226.6	(280.5)
Headline earnings/(loss) per share		**62**	(12)	77	(289)
Earnings/(Loss) per share		**105**	41	215	(266)
Number of issued shares (million)		**105.4**	105.4	105.4	105.4
Determination of headline earnings:					
Net profit/(loss) for period		**110.3**	42.8	226.6	(280.5)
Net loss on disposal of subsidiary		**2.6**	(4.1)	(14.1)	(40.7)
Non-recurring costs		**–**	–	–	16.7
Net profit on disposal of investment		**(48.0)**	(50.9)	(131.8)	–
Headline earnings/(loss)		**64.9**	(12.2)	80.7	(304.5)

ABRIDGED CASH FLOW STATEMENT

	Quarters ended **30.09.03 Unaudited Rm**	Quarters ended 30.06.03 Unaudited Rm	Year to date 30.09.03 Unaudited Rm	Year ended 31.12.02 Audited Rm
Cash flow from/(utilised in) operating activities	**38.5**	14.2	51.6	(422.8)
Cash flow utilised in investing activities	**(41.3)**	(3.6)	(72.0)	(441.8)
Cash flow utilised in financing activities	**(9.1)**	(10.7)	(30.2)	–
Net decrease in cash and cash equivalents	**(11.9)**	(0.1)	(50.6)	(864.6)
Cash and cash equivalents:				
– at beginning of period	**39.6**	41.6	76.4	1,104.1
– effect of exchange rate fluctuations on cash held	**(2.7)**	(1.9)	(0.8)	(163.1)
– at end of period	**25.0**	39.6	25.0	76.4

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of shares issued and paid Millions	Share capital Rm	Share premium Rm	Cash flow hedge Reserve Rm	Available for-sale Reserve Rm	Retained earnings/ (Accumulated deficit) Rm	Total Rm
Balance at 31 December 2002	105.4	105.4	1,863.5	–	–	(217.2)	1,751.7
Change in accounting policy – AC 133	–	–	–	(576.7)	–	91.4	(485.3)
Restated opening balance	105.4	105.4	1,863.5	(576.7)	–	(125.8)	1,266.4
Fair value adjustment	–	–	–	*(18.0)*	*40.3*	–	*22.3*
Recycling of fair value on disposal of investment	–	–	–	–	(40.3)	(91.4)	(131.7)
Attributable profit for period	–	–	–	–	–	226.6	226.6
Balance at 30 September 2003	**105.4**	**105.4**	**1,863.5**	**(594.7)**	**–**	**9.4**	**1,383.6**

BASIS OF ACCOUNTING

The quarterly results are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the accounting policies applied are consistent with that of the previous corresponding period except for the adoption of AC 133 Financial Instruments: Recognition and Measurements.

The Group Financial Statement incorporate the assets, liabilities and results of the operations of Western Areas Limited ("Western Areas") and its subsidiaries on a consolidated basis.

ABRIDGED BALANCE SHEET

	Notes	Quarters ended **30.09.03 Unaudited Rm**	Quarters ended 30.06.03 Unaudited Rm	Year ended 31.12.02 Audited Rm
ASSETS				
Mining assets	4	**3,154.7**	3,142.2	2,976.1
Deferred premium costs		**942.4**	1,009.0	1,148.8
Listed investments	2	**165.3**	92.4	61.5
Cash and cash equivalents		**25.0**	39.6	76.4
Other assets		**94.3**	237.2	228.5
Total assets		**4,381.7**	4,520.4	4,491.3
EQUITY AND LIABILITIES				
Shareholders' equity	3	**1,383.6**	1,514.5	1,751.7
Outside shareholders' equity		**–**	25.7	22.5
Deferred taxation		**(286.6)**	(104.2)	176.7
Option premium payable		**1,147.2**	1,245.3	1,382.2
Deferred premium income		**859.5**	907.9	1,009.7
Hedge liability		**1,101.3**	777.7	–
Other liabilities		**176.7**	153.5	148.5
Total equity and liabilities		**4,381.7**	4,520.4	4,491.3

OPEN HEDGE POSITIONS

Years to December	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Put options bought													
Amount hedged (oz 000s)	**51**	210	215	205	206	214	209	214	200	206	205	98	2,233
Strike price ($/oz)	**278.2**	268.2	278.2	288.2	288.2	288.2	293.2	303.2	313.2	313.2	323.2	333.2	
Call options sold													
Amount hedged (oz 000s)	**34**	162	166	157	158	165	161	165	154	158	158	76	1,714
Strike price ($/oz)	**278.7**	268.7	278.7	288.7	288.7	288.7	293.7	303.7	313.7	313.7	323.7	333.7	
Call options bought													
Amount hedged (oz 000s)	**18**	87	89	85	85	89	87	89	83	86	85	41	924
Strike price ($/oz)	**278.7**	288.7	298.7	308.7	323.7	333.7	348.7	358.7	373.7	398.7	413.7	428.7	
Call options sold													
Amount hedged (oz 000s)	**14**	65	66	63	63	66	64	66	62	63	63	30	685
Strike price ($/oz)	**288.7**	303.7	318.7	333.7	348.7	363.7	378.7	393.7	408.7	423.7	438.7	453.7	
Call options sold													
Amount hedged (oz 000s)	**10**	42	21										73
Strike price ($/oz)	**310.0**	310.0	310.0										310.0

NOTES TO THE ABRIDGED FINANCIAL STATEMENTS

1. Other income includes the profit on sale of the Randgold & Exploration Company Limited ("Randgold") shares of R59.2 million. 2,656,890 Randgold shares were sold during the quarter under review and concludes our investment in Randgold.
2. Listed investments of R165.3 million represents 92,866,440 JCI Shares and Debentures received at market price in terms of the Barnato Exploration Limited ("Barnex"), Scheme of Arrangement concluded at 30 September 2003.
3. Adjustments have been made to the financial instruments to reflect the fair value of these instruments at the end of the period in terms of AC 133.
4. No adjustment has been made to reflect mining assets at their fair value. These assets are in the process of being revalued jointly with Placer Dome South Africa (Pty) Limited.
5. "Gold produced" represents the kilograms or ounces of gold which have entered the metallurgical process, while "Gold sold" represents dispatches from the mine to the refinery.
6. Non-cash operating costs generally includes the amortisation of Western Areas' share of South Deep and the change in inventory for the period.
7. Non-recurring loss relates to the reversal of historical consolidation retained earnings on disposal of a subsidiary company, Barnex.

LETTER TO SHAREHOLDERS

Attributable profit after taxation for the September quarter amounted to R110.3 million compared to R42.8 million for the previous quarter. The increase in attributable profit after taxation, despite a decrease in operating profit from gold of R20.1 million quarter on quarter, was as a consequence of the income from the sale of the remaining Randgold shares and the provision of R68.2 million in terms of the exchange revaluation and present value adjustment for the derivative transaction.

Gold production increased by 10% in the September quarter, underpinned by the availability of backfill and a constructive and rapid settlement in terms of the wage negotiations. The benefit of the higher production was not reflected in revenue as a consequence of bullion delivered but not refined and sold due to the Rand Refinery year-end stocktake and the lower Rand gold price. The yield for the quarter was down, mainly due to the treatment of 76,000 tonnes of low grade surface material to help fill the plant and provide backfill material, failing which the yield would have been in line with previous quarters. Total production costs increased to R162.0 million from R147.5 million, primarily as a consequence of the annual wage increases and adjustments for consignment inventory expensed of R20 million, of which R11 million relates to 2002 which was accounted for in the non-cash costs for the current year. Total production costs per kilogram decreased marginally to R83,106 per kilogram from R83,549 per kilogram. The cash costs increased by 4% to R68,311 per kilogram from R65,980 per kilogram.

The disposal of Barnex was completed on 30 September 2003. The tradeable instruments received in terms of the Barnex disposal *(see note 2), of which the Debentures were sold subsequently, for a consideration of R97.2 million, will be utilised, in conjunction with* other alternatives, to fund the Company's portion of the South Deep joint venture expenditure.

The final equipping of the South Deep Twin Shaft Complex ("Shaft") is now scheduled to be completed in the second half of 2004. Final commissioning of the Shaft has been delayed to ensure the integrity of the suspended shaft steelwork and design specifications thereof. Efforts are being made to accelerate the equipping without compromising the quality and safety standards of the Shaft. Development of the Shaft and supporting infrastructure continues to be one of our main areas of focus in this long life, world-class asset.

Brett Kebble
Chief Executive Officer

Chris Lamprecht
Financial Director

Johannesburg
27 November 2003

CONTACT DETAILS

WESTERN AREAS LIMITED
28 Harrison Street
Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 834-9195*

OFFICE OF SOUTH AFRICAN TRANSFER SECRETARIES
Computershare Limited
70 Marshall Street
Johannesburg, 2001
PO Box 1053, Johannesburg, 2000
Telephone: *+27 (11) 370-5000*
Fax: *+27 (11) 370-5271/2*

OFFICE OF UK TRANSFER SECRETARIES
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

INVESTOR RELATIONS
George Poole
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 836-3757*
email: *gpoole@jci.co.za*

For more information visit our website at www.westernareas.co.za

WESTERN AREAS LIMITED

BELEGGING IN VOORSPOED

Ongeouditeerde kwartaallikse resultate geëindig 30 September 2003

PRODUKSIE- EN EENHEIDRESULTATE

Jaar geëindig 31.12.02	Kwartaal geëindig 31.03.03	Kwartaal geëindig 30.06.03	**Kwartaal geëindig 30.09.03**				**Kwartaal geëindig 30.09.03**	Kwartaal geëindig 30.06.03	Kwartaal geëindig 31.03.03	Jaar geëindig 31.12.02
		IMPERIAAL					**METRIEK**			
995	231	252	**307**	ton	Erts gemaal (000)	ton	**279**	228	210	903
0.198	0.214	0.225	**0.204**	ons/ton	Opbrengs	g/ton	**6.99**	7.73	7.30	6.79
197,419	49,322	56,735	**62,709**	ons	Goud geproduseer	kg	**1,949**	1,766	1,534	6,141
195,297	43,942	62,115	**60,787**	ons	Goud verkoop	kg	**1,890**	1,951	1,367	6,075
196	263	274	**303**	VSA$/ons	Kontantkoste	R/kg	**68,311**	65,980	70,464	66,070
226	289	347	**369**	VSA$/ons	Totale produksiekoste	R/kg	**83,106**	83,549	77,381	76,262
291	299	327	**345**	VSA$/ons	Goudprys behaal	R/kg	**77,653**	78,159	79,992	98,189
42	12	14	**17**	VSA$m	Kapitaalbesteding	Rm	**121**	105	98	437
25	25	24	**13**	VSA$m	Kapitaalverbintenisse aan einde van tydperk	Rm	**91**	176	208	214

VERKORTE INKOMSTESTAAT

	Aantekeninge	**Kwartaal geëindig 30.09.03 Ongeouditeer Rm**	Kwartaal geëindig 30.06.03 Ongeouditeer Rm	Jaar tot op datum 30.09.03 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
Goudinkomste		**146.8**	152.4	408.5	596.5
Totale produksiekoste		**(162.0)**	(147.5)	(428.2)	(468.4)
Produksiekoste – kontant		**(133.2)**	(116.5)	(357.8)	(405.8)
Produksiekoste – nie-kontant	6	**(28.8)**	(31.0)	(70.4)	(62.6)
Bedryfsverlies)/wins uit goud		**(15.2)**	4.9	(19.7)	128.1
Ander inkomste	1	**77.7**	71.3	217.5	111.6
Administrasie- en ander koste		**(8.5)**	(7.1)	(20.7)	(48.8)
Inkomste uit/(koste van) afgeleide transaksies		**68.2**	13.4	141.4	(51.2)
Koste van skansboekafsluiting		**–**	–	–	(592.5)
Eenmalige koste	7	**(40.1)**	–	(40.1)	(9.0)
Wins/(Verlies) voor belasting		**82.1**	82.5	278.4	(461.8)
Belasting		**29.2**	(38.8)	(47.7)	185.2
Minderheidsbelang in wins		**(1.0)**	(0.9)	(4.1)	(3.9)
Toeskryfbare wins/(verlies) na belasting		**110.3**	42.8	226.6	(280.5)
Wesensverdienste/(verlies) per aandeel		**62**	(12)	77	(289)
Verdienste/(Verlies) per aandeel		**105**	41	215	(266)
Aantal uitgereikte aandele (miljoen)		**105.4**	105.4	105.4	105.4
Vasstelling van wesensverdienste:					
Netto wins/(verlies) vir tydperk		**110.3**	42.8	226.6	(280.5)
Netto verlies op verkoop van filiaal		**2.6**	(4.1)	(14.1)	(40.7)
Eenmalige koste		**–**	–	–	16.7
Netto wins op verkoop van belegging		**(48.0)**	(50.9)	(131.8)	–
Wesensverdienste/(verlies)		**64.9**	(12.2)	80.7	(304.5)

VERKORTE KONTANTVLOEISTAAT

	Kwartaal geëindig 30.09.03 Ongeouditeer Rm	Kwartaal geëindig 30.06.03 Ongeouditeer Rm	Jaar tot op datum 30.09.03 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
Kontantvloei uit/(aangewend in) bedryfsaktiwiteite	**38.5**	14.2	51.6	(422.8)
Kontantvloei aangewend in beleggingsaktiwiteite	**(41.3)**	(3.6)	(72.0)	(441.8)
Kontantvloei aangewend in finansieringsaktiwiteite	**(9.1)**	(10.7)	(30.2)	–
Netto afname in kontant en kontantekwivalente	**(11.9)**	(0.1)	(50.6)	(864.6)
Kontant en kontantekwivalente:				
– aan begin van tydperk	**39.6**	41.6	76.4	1,104.1
– uitwerking van wisselkoersskommelings op kontant gehou	**(2.7)**	(1.9)	(0.8)	(163.1)
– aan einde van tydperk	**25.0**	39.6	25.0	76.4

STAAT VAN VERANDERINGS IN AANDEELHOUERSEKWITEIT

	Getal gewone aandele uitgereik en betaal Miljoen	Aandele-kapitaal Rm	Aandele-premie Rm	Kontant-vloei-skans-reserwe Rm	Beskikbaar-vir-verkoop-reserwe Rm	Behoue verdienste/ (Opgehoopte tekort) Rm	Totaal Rm
Saldo op 31 Desember 2002	105.4	105.4	1,863.5	–	–	(217.2)	1,751.7
Verandering in rekeningkundige beleid – RE 133	–	–	–	(576.7)	–	91.4	(485.3)
Heraangegewe beginsaldo	105.4	105.4	1,863.5	(576.7)	–	(125.8)	1,266.4
Aanpassing vir billike waarde	–	–	–	(18.0)	40.3	–	22.3
Hersikleer van billike waarde by verkoop van belegging	–	–	–	–	(40.3)	(91.4)	(131.7)
Toeskryfbare wins vir die tydperk	–	–	–	–	–	226.6	226.6
Saldo op 30 September 2003	*105.4*	*105.4*	*1,863.5*	*(594.7)*	–	*9.4*	*1,383.6*

REKENINGKUNDIGE GRONDSLAG

Die kwartaallikse resultate word ooreenkomstig Suid-Afrikaanse Standpunte oor Aanvaarde Rekeningkundige Praktyk opgestel en die rekeningkundige beleid wat toegepas is, is ooreenkomstig die vorige ooreenstemmende tydperk behalwe vir die aanvaarding van RE 133 Finansiële Instrumente: Erkenning en Metings.

Die finansiële groepstaat sluit die bates, laste en werksaamhede van Western Areas Limited ("Western Areas") en sy filiale op 'n gekonsolideerde grondslag in.

VERKORTE BALANSSTAAT

	Aantekeninge	**Kwartaal geëindig 30.09.03 Ongeouditeer Rm**	Kwartaal geëindig 30.06.03 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
BATES				
Mynboubates	4	**3,154.7**	3,142.2	2,976.1
Uitgestelde premiekoste		**942.4**	1,009.0	1,148.8
Genoteerde beleggings	2	**165.3**	92.4	61.5
Kontant en kontantekwivalente		**25.0**	39.6	76.4
Ander bates		**94.3**	237.2	228.5
Totale bates		**4,381.7**	4,520.4	4,491.3
EKWITEIT EN AANSPREEKLIKHEDE				
Aandeelhouersekwiteit	3	**1,383.6**	1,514.5	1,751.7
Buite-aandeelhouersekwiteit		**–**	25.7	22.5
Uitgestelde belasting		**(286.6)**	(104.2)	176.7
Opsiepremie betaalbaar		**1,147.2**	1,245.3	1,382.2
Uitgestelde premie-inkomste		**859.5**	907.9	1,009.7
Skans-aanspreeklikheid		**1,101.3**	777.7	–
Ander aanspreeklikhede		**176.7**	153.5	148.5
Totale ekwiteit en aanspreeklikhede		**4,381.7**	4,520.4	4,491.3

OOP SKANS POSISIES

Jare tot Desember	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Totaal
Verkoopopsies gekoop													
Bedrag verskans (ons 000e)	51	210	215	205	206	214	209	214	200	206	205	98	2,233
Trefprys ($/ons)	278.2	268.2	278.2	288.2	288.2	288.2	293.2	303.2	313.2	313.2	323.2	333.2	
Koopopsies verkoop													
Bedrag verskans (ons 000e)	34	162	166	157	158	165	161	165	154	158	158	76	1,714
Trefprys ($/ons)	278.7	268.7	278.7	288.7	288.7	288.7	293.7	303.7	313.7	313.7	323.7	333.7	
Koopopsies gekoop													
Bedrag verskans (ons 000e)	18	87	89	85	85	89	87	89	83	86	85	41	924
Trefprys ($/ons)	278.7	288.7	298.7	308.7	323.7	333.7	348.7	358.7	373.7	398.7	413.7	428.7	
Koopopsies verkoop													
Bedrag verskans (ons 000e)	14	65	66	63	63	66	64	66	62	63	63	30	685
Trefprys ($/ons)	288.7	303.7	318.7	333.7	348.7	363.7	378.7	393.7	408.7	423.7	438.7	453.7	
Koopopsies verkoop													
Bedrag verskans (ons 000e)	10	42	21										73
Trefprys ($/ons)	310.0	310.0	310.0										310.0

AANTEKENINGE BY VERKORTE FINANSIËLE STATE

1. Ander inkomste sluit die wins op die verkoop van die Randgold & Exploration Company Limited ("Randgold") aandele van R59.2 miljoen in. 2,656,890 Randgold-aandele is gedurende die oorsigkwartaal verkoop en sluit ons belegging in Randgold af.
2. Genoteerde beleggings van R165.3 miljoen verteenwoordig 92,866,440 JCI-aandele en skuldbriewe in wat ingevolge die Barnato Exploration Limited ("Barnex") reëlingskema wat op 30 September 2003 afgehandel is, teen markprys ontvang is.
3. Aanpassing is aan die finansiële instrumente aangebring om hulle billike waarde aan die einde van die tydperke ingevolge RE 133 te weerspieël.
4. Geen aanpassing is gemaak om mynbates teen hulle billike waarde te weerspieël nie. Hierdie bates word tans in samewerking met Placer Dome South Africa (Pty) Limited herwaardeer.
5. "Goud geproduseer" verteenwoordig die kilogram of onse goud wat die metallurgiese proses binnegegaan het, terwyl "Goud verkoop" versendings van die myn na die raffinadery verteenwoordig.
6. Nie-kontantbedryfskoste sluit oor die algemeen die amortisering van Western Areas se aandeel van South Deep en die verandering in voorraad vir die tydperk in.
7. Eenmalige verlies hou verband met die omswaai van historiese konsolidering teruggehoue verdienste by die verkoop van 'n filiaal, Barnex, in.

BRIEF AAN AANDEELHOUERS

Die toeskryfbare wins na belasting vir die September-kwartaal het R110.3 miljoen beloop in vergelyking met R42.8 miljoen vir die vorige kwartaal. Die styging in toeskryfbare wins na belasting ten spyte van 'n afname in bedryfswins uit goud van R20.1 miljoen teenoor verlede kwartaal was die gevolg van die inkomste uit die verkoop van die oorblywende Randgold-aandele en die voorsiening ten bedrae van R68.2 miljoen ingevolge die wisselkoersherwaardering en huidige waarde aanpassing vir die afgeleide transaksie.

Goudproduksie het in die September-kwartaal met 10% toegeneem, ondersteun deur die beskikbaarheid van terugvulling en 'n konstruktiewe en vinnige skikking ingevolge die loononderhandelings. Die voordeel van die hoër produksie is nie in inkomste weerspieël nie aangesien muntmetaal afgelewer maar weens Rand Refinery se jaareinde-voorraadopname nie geraffineer en verkoop is nie en die laer randgoudprys. Die opbrengs vir die kwartaal het afgeneem, hoofsaaklik as gevolg van die behandeling van 76,000 metrieke ton laegraad-oppervlakmateriaal om die aanleg te help opvul en terugvullingmateriaal te verskaf, wat andersins die opbrengs in ooreenstemming met vorige kwartale sou bring. Totale produksiekoste het van R147.5 miljoen tot R162.0 miljoen gestyg, hoofsaaklik weens die jaarlikse loonverhogings en aanpassings vir besendingsvoorraad ten bedrae van R20 miljoen, waarvan R11 miljoen met 2002 verband hou en wat in die nie-kontantkoste vir die huidige jaar in berekening gebring is.

Totale produksiekoste per kilogram het marginaal na R83,106 per kilogram van R83,549 per kilogram afgeneem. Die kontantkoste het met 4% tot R68,311 per kilogram van R65,980 per kilogram toegeneem.

Die verkoop van Barnex is op 30 September 2003 afgehandel. Die verhandelbare instrumente ingevolge die Barnex-verkoop (sien aantekening 2), waarvan die skuldbriewe daarna vir 'n teenprestasie van R97.2 miljoen verkoop is, sal tesame met ander alternatiewe gebruik word om die Maatskappy se deel van die besteding aan die South Deep gesamentlike onderneming te befonds.

Die finale uitrusting van die South Deep Twee Skag Komplex ("Skag") sal nou volgens skedule in die tweede helfte van 2004 afgehandel word. Die finale ingebruikstelling van die Skag is vertraag om die integriteit van die hangskagstaalwerk en ontwerpspesifikasies daarvan te verseker. Pogings word aangewend om die uitrusting te versnel sonder om die gehalte en veiligheidstandaarde van die Skag *ingevaar te stel. Die ontwikkeling van die Skag en ondersteunende infrastruktuur bly steeds een van ons hooffokusgebiede in hierdie* lewenslange wêreldklasbate.

Brett Kebble
Hoof Uitvoerende Beampte

Chris Lamprecht
Finansiële Direkteur

Johannesburg
27 November 2003

KONTAK BESONDERHEDE

WESTERN AREAS LIMITED
Harrisonstraat 28
Johannesburg, 2001
Posbus 61719, Marshalltown, 2107
Telefoon: *+27 (11) 688-5000*
Faks: *+27 (11) 834-9195*

KANTOOR VAN SUID-AFRIKAANSE OORDRAGSEKRETARIS
Computershare Limited
Marshallstraat 70
Johannesburg, 2001
Posbus 1053, Johannesburg, 2000
Telefoon: *+27 (11) 370-5000*
Faks: *+27 (11) 370-5271/2*

KANTOOR VAN VK OORDRAGSEKRETARIS
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

BELEGGERSVERHOUDINGS
George Poole
Telefoon: *+27 (11) 688-5000*
Faks: *+27 (11) 836-3757*
e-pos: *gpoole@jci.co.za*

Vir meer inligting besoek ons webwerf by www.westernareas.co.za